August 27, 2007


Mr. Martin F. James, Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Subject: Zarlink Semiconductor Inc.
         Form 20-F for the fiscal year ended March 30, 2007
         File No. 1-8139

Dear Mr. James:

In connection with the Staff's comment letter dated August 13, 2007, and the original letter dated July 10, 2007, concerning the above referenced document, we are providing our responses to the Staff's questions. The numbered responses correspond to the numbered comments in the Staff's letter.


1. We note your response to comment 1 in our letter dated July 10, 2007. You state that your distributor has sold into Iran "legacy telecommunication networking integrated circuits that are designed into Private Branch Exchange (PBX) equipment." Certain types of integrated circuits as well as private automatic branch exchanges are on the Commerce Control List (""CCL") maintained by the Commerce Department's Bureau of Industry and Security, and thus are controlled items to which the Export Administration Regulations apply. Please clarify for us whether your products or components thereof fall within the scope of the CCL. If they fall within the scope of the CCL, discuss for us the applicability of, and, to the extent applicable, your compliance with, U.S. export laws.

      The U.S. embargo against Iran applies to parts, which are either of U.S. origin or exported from the U.S. The legacy telecommunications networking integrated circuits designed into PBX equipment which are sold by Zarlink's distributor to its customers in Iran ("PBX Circuits") are designed, manufactured, assembled, packaged and tested outside of the U.S. and are shipped from Canada to the distributor located in Indonesia. Therefore because they are neither of U.S. origin nor are they exported from the U.S. and they never enter the U.S., such exports/sales do not violate the Iran embargo.

      Because the PBX Circuits are neither of U.S. origin nor are they shipped or otherwise exported from the U.S. by Zarlink, neither the sale nor export of the PBX Circuits by Zarlink are subject to the Export Administration Regulations ("EARs").

      As a general matter Zarlink reviews its U.S. exports of integrated circuits for compliance with the EARS, the CCL and other U.S. export control laws. Based on the review of those laws and analysis of Zarlink's U.S. business, we believe that the export and sale of Zarlink integrated circuits are either not subject to U.S. export control laws or they are exported and sold by Zarlink in compliance with those laws.

2. We note from your response to prior comment 6 that you believe that your presentation of the line item "Net cash used in discontinued operations from operating activities", complies with the guidance issued in AICPA CPCAF Alert No. 90. Given that you presented investing cash flows from discontinued operations in fiscal 2005 within that line item it is unclear as to how your presentation complies with AICPA CPCAF Alert No. 90. Please revise future filings to comply with SFAS 95, which does not support aggregating investing and operating cash flows from discontinued operations in a single line item. Confirm that you will comply in future filings, when applicable.

      The Company will revise future filings to comply with SFAS 95, when applicable.

Should you have any further queries regarding the above, please contact the undersigned at (613) 270-7200, by fax at (613) 592-5470, or by email at scott.milligan@zarlink.com.


Regards,

/s/ Scott Milligan
------------------

Scott Milligan
Senior Vice-President of Finance
        and Chief Financial Officer


cc:   Kirk Mandy, President and Chief Executive Officer, Zarlink
      Don McIntyre, Senior Vice President, Human Resources, General Counsel and Secretary, Zarlink
      Robert McRae, Corporate Controller, Zarlink
      Audit Committee of the Board of Directors, Zarlink
      Deloitte & Touche LLP
      Sonnenschein Nath & Rosenthal LLP